MAIL STOP 3561


								April 3, 2006



John Voris
Chief Executive Officer
Healthcare Acquisition Partners Corp.
350 Madison Avenue
New York, NY  10017


RE:	Healthcare Acquisition Partners Corp.
	Registration Statement on Form S-1
	Amendment 4 Filed March 24, 2006
      File No. 333-129035

Dear Mr. Voris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. We partially reissue comment 2 from our letter of March 21, 2006.
Please disclose in your prospectus the reasons for allowing the transfer of common stock held by the your stockholders, and any additional shares issued from the reserved treasury shares upon the consent of the company and the underwriter prior to termination of six months after the date of the consummation of a business transaction. We note your response letter identifying motivations for each of the underwriter and company to hold power of consent over the other`s ability to transfer such shares; please disclose the reasons for allowing any transfers prior to the end of the six month post-transaction period. Additionally, please disclose whether, and if so, how, public shareholders will be informed of any change in the ability of the insiders to transfer such shares prior to the end of the six month period after the consummation of a business transaction. We may have further comment.

2. Please clarify that the provisions for 20% redemptions may not be changed.

3. Please explain the "certain circumstances" on pages 11 and 40 under which the named individuals will be personally liable to ensure the proceeds of the trust account.

4. Since this prospectus will also be used as a market making prospectus, please add back disclosure to the underwriting section discussing the affiliation of the company and FTN Midwest
Securities
Corp.

5. Please add the dealer prospectus delivery obligation to the inside front or outside back cover page.

6. Please revise your legality opinion to indicate the state law upon which it opines, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws"

Financial statements

General

7. Revisions made to the basic financial statements in response to our comments or on a voluntary basis should be disclosed in the notes in accordance with paragraph 37 of APB 20 (as amended). Disclose prominently on the face of the financial statements that they have been restated. Your disclosure should also include the effect of the restatement made to the affected balances on the previously issued financial statements for the periods reported. Please advise your independent accountant to revise their report to refer to restatements made to the audited financial statements and update or dual-date the report as contemplated by Section 561 of the Codification of Statements on Auditing Standards.

Notes to financial statements

Note 5- Common and preferred stock, F-10

8. We noted your response to our prior comment 10; however, we do not see where you have provided objective evidence supporting how the discount from $6 to $.22 per share was the best indication of fair value. Generally, the staff will not accept adjustments (i.e. discounts) relating to transferability restrictions, large block factors, avoided underwriters` fees, or time value discounts, because of the difficulty in measuring those factors objectively. Considering you had a firm commitment price of $6 per unit prior to the issuance of the securities (1,750,001 shares of common stock) to your officers and directors, it would appear a price closer to $6 would be more appropriate. Please revise accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director

cc: 	Howard A. Kenny (by facsimile)
      	212-309-6001


John Voris
Healthcare Acquisition Partners Corp.
April 3, 2006
Page 1